                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                               (Amendment No. 3)*

                            Hudson Hotels Corporation
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         (Title of Class of Securities)

                                    443794102
                                 (CUSIP Number)

                               Stephanie B. Mudick
                             Deputy General Counsel
                              Travelers Group Inc.
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-8000
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 29, 1998
             (Date of event which requires filing of this statement)

                             ----------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------                                  ---------------------
CUSIP NO.  443794102                    13D                   PAGE 2 OF 18 PAGES
-------------------------                                  ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            SB Motel Corp., 13-3742249
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)   [   ]
                                                                 (b)   [   ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                               OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                           [X]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER                0
       NUMBER OF          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER          370,657
      BENEFICIALLY
        OWNED BY          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER           0
       REPORTING          -------- ---------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER     370,657

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            370,657

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*          [   ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                CO

----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-----------------------                                 ------------------------
CUSIP NO.  443794102                 13D                      PAGE 3 OF 18 PAGES
-----------------------                                 ------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Salomon Brothers Holding Company Inc, 13-3082695
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                               OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                           [X]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER                   0
       NUMBER OF          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER       370,657
      BENEFICIALLY
        OWNED BY          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER           0
       REPORTING          -------- ---------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER     370,657

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            370,657

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*          [   ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                HC

----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

-------------------------                                  ---------------------
CUSIP NO.  443794102                   13D                   PAGE 4 OF 18 PAGES
-------------------------                                  ---------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Salomon Smith Barney Holdings Inc., 22-1660266
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                               OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                           [X]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER                   0
       NUMBER OF          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER       383,057
      BENEFICIALLY
        OWNED BY          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER           0
       REPORTING          -------- ---------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER     383,057

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            383,057

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                [   ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                HC

----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------                                ------------------------
CUSIP NO.  443794102                13D                     PAGE 5 OF 18 PAGES
------------------------                                ------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            Travelers Group Inc., 52-1568099
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) [ ]
                                                                         (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS                               OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e)                                            [X]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION                     Delaware

------------------------- -------- ---------------------------------------------
                             7     SOLE VOTING POWER                   0
       NUMBER OF          -------- ---------------------------------------------
         SHARES              8     SHARED VOTING POWER       383,057
      BENEFICIALLY
        OWNED BY          -------- ---------------------------------------------
          EACH               9     SOLE DISPOSITIVE POWER           0
       REPORTING          -------- ---------------------------------------------
      PERSON WITH           10     SHARED DISPOSITIVE POWER     383,057

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            383,057
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*             [   ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            7.4%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*                HC

----------- --------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                  Travelers Group Inc. and certain of its subsidiaries hereby amend the Statement on Schedule 13D of Travelers Group Inc., certain of its subsidiaries and John P. Buza relating to the Common Stock, $0.001 par value (the "Common Stock"), of Hudson Hotels Corporation, a New York corporation (the "Issuer"), dated November 27, 1996 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D, dated February 7, 1997 ("Amendment No. 1"), and further amended by Amendment No. 2 to the Schedule 13D, dated December 8, 1997 ("Amendment No. 2"). All references herein to the Amended Schedule 13D shall be to the Schedule 13D as amended by Amendment No. 1 and Amendment No. 2. All terms defined in the Amended Schedule 13D have the same meanings in this Amendment No. 3.

Item 2.           IDENTITY AND BACKGROUND.

                  (a), (b), (c) and (f) The first paragraph of this item as set forth in the Amended Schedule 13D is deleted and the following is inserted in its place:

                  "This Statement on Schedule 13D is being filed by SB Motel Corp., a Delaware corporation ("SBMC"), Salomon Brothers Holding Company Inc, a Delaware corporation ("SBHC"), Salomon Smith Barney Holdings Inc. (formerly Salomon Inc), a Delaware corporation ("SSB Holdings"), and Travelers Group Inc., a Delaware corporation ("TRV"). John P. Buza, a director of the Issuer and formerly a Vice President of SBMC (as defined below), is no longer a reporting person hereunder, as described in Item 4 below. All of the Common Stock reported herein, other than the Common Stock held in accounts managed by a subsidiary of SSB Holdings, is directly beneficially owned by SBMC. As described in Item 4, beneficial ownership of the Common Stock reported herein was originally acquired jointly by twelve wholly owned subsidiaries of SBMC (collectively, the "SBMC Subsidiaries"), each of which is a corporation organized under the laws of the State of Delaware. SBMC is a wholly owned subsidiary of SBHC, which is a wholly owned subsidiary of SSB Holdings. SSB Holdings is a wholly owned subsidiary of TRV. The principal executive offices of SBMC, SBHC, SSB Holdings and TRV are located, and the principal business of each are conducted, at 388 Greenwich Street, New York, New York 10013."

                  The fourth paragraph of this item as set forth in the Amended
Schedule 13D is deleted in its entirety.

Item 4.           PURPOSE OF TRANSACTION.

                  The following is inserted after the final paragraph of the item as set forth in the Amended Schedule 13D:

                  "Effective January 29, 1998, John P. Buza, a director of the Issuer, ceased to be an employee of Salomon Brothers Inc ("SBI"), a subsidiary of TRV, and an officer of SBI and SBMC. Mr. Buza, who became a director of the Issuer on November 27, 1996 following his appointment pursuant to the Amended Agreement, is no longer SBI's nominee to the Board of the Issuer and therefore is no longer required to provide information with respect to the Amended Schedule 13D.

SBI presently has no intention of appointing a new nominee pursuant to the Amended Agreement but reserves its right to do so."

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) This item as set forth in the Amended Schedule 13D is deleted and the following is inserted in its place:

                  "By reason of their relationship, TRV, SSB Holdings and SBHC may be deemed to share voting and dispositive power with respect to shares of Common Stock directly beneficially owned by SBMC. Similarly, TRV and SSB Holdings may be deemed to have an indirect beneficial interest in the shares of Common Stock held in accounts managed by a subsidiary of SSB Holdings. As of January 29, 1998, TRV, SSB Holdings and SBHC may be deemed to beneficially own the 370,657 shares of Common Stock owned by SBMC and the 12,400 shares of Common Stock held in accounts managed by a subsidiary of SSB Holdings, which represents 383,057 shares of Common Stock or 7.4% of the outstanding shares of Common Stock (based on 5,153,162 shares of Common Stock outstanding as of October 16, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997). TRV, SSB Holdings, SBHC and SBMC disclaim beneficial ownership of any shares of Common Stock that Mr. Buza has acquired, or will acquire in the future, either pursuant to the exercise of his Options or otherwise.

                  Except as set forth or incorporated by reference herein, none of TRV, SSB Holdings, SBHC, SBMC or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto beneficially owned any Common Stock on January 29, 1998."

                  (c) This item as set forth in the Amended Schedule 13D is deleted and the following is inserted in its place:

                  "The dates, number of shares and prices per share for all purchases and sales of Common Stock by a subsidiary of SSB Holdings from December 8, 1997, the date Amendment No. 2 was filed, through the date hereof are shown on Annex C hereto, which is incorporated herein by reference. All such purchases and sales of Common Stock were effected in the over-the-counter market."

                  (e)      The following is hereby inserted as this item:

                  "Effective January 29, 1998, Mr. Buza ceased to be SBI's nominee to the Board of the Issuer and accordingly, has ceased to be a reporting person hereunder."

Item 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  This item as set forth in the Amended Schedule 13D is deleted and the following is inserted in its place:

                  "Other than the provisions of the Amended Agreement described in Item 4, none of TRV, SSB Holdings, SBHC, SBMC or, to the best knowledge of TRV, the persons listed in Annexes A or B hereto has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of the Issuer."

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  The following replaces the Exhibit 6 as set forth in the Amended Schedule 13D:

                   "EXHIBIT 6.  Agreement  among SBMC, SBHC, SSB Holdings and
                                TRV as to joint filing of Schedule 13D."

                                     ANNEXES

A.    Executive Officers and Directors of Travelers Group Inc.

B.    Executive Officers and Directors of SB Motel Corp.

C. Description of Purchases and Sales of shares of Common Stock by a subsidiary of SSB Holdings from December 8, 1997 through the date hereof.

                                    SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 1998

                                         SB MOTEL CORP.


                                         By:  /s/ Matthew Levitan
                                              --------------------------
                                                  Name: Matthew Levitan
                                                  Title: Secretary and Director

                                         SALOMON BROTHERS
                                         HOLDING COMPANY INC


                                         By:  /s/ Stephanie B. Mudick
                                              --------------------------
                                                  Name: Stephanie B. Mudick
                                                  Title: Assistant Secretary

                                         SALOMON SMITH BARNEY
                                         HOLDINGS INC.


                                         By:  /s/ Howard M. Darmstadter
                                              --------------------------
                                                  Name: Howard M. Darmstadter
                                                  Title: Assistant Secretary


                                         TRAVELERS GROUP INC.


                                         By:  /s/ Stephanie B. Mudick
                                              --------------------------
                                                  Name: Stephanie B. Mudick
                                                  Title: Assistant Secretary

                                                                   February 1998

                                     ANNEX A

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                              TRAVELERS GROUP INC.

NAME, TITLE AND CITIZENSHIP                  PRINCIPAL OCCUPATION AND BUSINESS
                                             ADDRESS

C. Michael Armstrong                         Chairman & Chief Executive Officer
Director (USA)                               AT&T Corp.
                                             295 North Maple Avenue
                                             Basking Ridge, New Jersey 07920

Judith Arron                                 Executive Director
Director (USA)                               Carnegie Hall Corporation
                                             881 Seventh Avenue
                                             New York, New York   10019

Kenneth J. Bialkin                           Partner
Director (USA)                               Skadden, Arps, Slate, Meagher
                                               & Flom LLP
                                             919 Third Avenue
                                             New York, New York 10022

Edward H. Budd                               Retired Chairman
Director (USA)                               Travelers Insurance Companies
                                             One Tower Square
                                             Hartford, Connecticut 06183

Joseph A. Califano, Jr.                      Chairman & Chief Executive Officer
Director (USA)                               The Center on Addiction &
                                               Substance Abuse at Columbia
                                               University
                                             152 West 57th Street
                                             New York, New York 10019

Douglas D. Danforth                          Executive Associates
Director (USA)                               One PPG Place
                                             Suite 2210
                                             Pittsburgh, Pennsylvania  15222

James Dimon                                  President & Chief Operating Officer
Director & Executive Officer (USA)           Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Leslie B. Disharoon                          Former Chairman, President &
Director (USA)                               Chief Executive Officer
                                             Monumental Corporation
                                             2 Chittenden Lane
                                             Owings Mills, Maryland   21117

The Honorable Gerald R. Ford                 Former President of the United
Director (USA)                                States
                                             Post Office Box 927
                                             Rancho Mirage, California  92270

Thomas W. Jones                              Vice Chairman
Director & Executive Officer (USA)           Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Ann Dibble Jordan                            Consultant
Director (USA)                               Former Director of Social Services,
                                             University of Chicago Medical
                                              Center
                                             4610 Kenmore Drive, NW
                                             Washington, DC 20007

Robert I. Lipp                               Vice Chairman
Director & Executive Officer (USA)           Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Michael T. Masin                             Vice Chairman & President -
Director (USA)                                International
                                             GTE Corporation
                                             One Stamford Forum
                                             Stamford, Connecticut 06904

Deryck C. Maughan                            Vice Chairman
Director (Great Britain)                     Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Dudley C. Mecum                              Managing Director
Director (USA)                               Capricorn Management
                                             30 East Elm Street
                                             Greenwich, Connecticut 06830

Andrall E. Pearson                           Chairman & Chief Executive Officer
Director (USA)                               Tricon Global Restaurants, Inc.
                                             660 Steamboat Road
                                             Greenwich, Connecticut 06830

Frank J. Tasco                               Retired Chairman
Director (USA)                               Marsh & McLennan Companies, Inc.
                                             1166 Avenue of the Americas
                                             New York, New York 10036

Linda J. Wachner                             Chairman, President & Chief
Director (USA)                                 Executive Officer
                                             Warnaco Group Inc.
                                             90 Park Avenue
                                             New York, New York 10016

Sanford I. Weill                             Chairman & Chief Executive Officer
Director & Executive Officer (USA)           Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Joseph R. Wright, Jr.                        Chairman & Chief Executive Officer
Director (USA)                               AMTEC, Inc.
                                             599 Lexington Avenue
                                             New York, New York 10022-6030

Arthur Zankel                                Co-Managing Partner
Director (USA)                               First Manhattan Company
                                             437 Madison Avenue
                                             New York, New York 10022

Steven D. Black                              Vice Chairman
Executive Officer (USA)                      Smith Barney Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Michael A. Carpenter                         Vice Chairman
Executive Officer (USA)                      Travelers Group Inc.
                                             One Tower Square
                                             Hartford, Connecticut 06183

Charles J. Clarke                            Vice Chairman
Executive Officer (USA)                      Travelers Property Casualty Corp.
                                             One Tower Square
                                             Hartford, Connecticut 06183

Donald R. Cooper                             Chairman
Executive Officer (USA)                      Resource Deployment Inc.
                                             307 West 7th Street
                                             Fort Worth, Texas 76102

Peter M. Dawkins                             Chairman & Chief Executive Officer
Executive Officer (USA)                      Travelers Group Diversified
                                              Distribution Services, Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Irwin Ettinger                               Executive Vice President
Executive Officer (USA)                      Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Jay S. Fishman                               Senior Vice President
Executive Officer (USA)                      Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Jeffrey B. Lane                              Vice Chairman
Executive Officer (USA)                      Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Jon C. Madonna                               Vice Chairman
Executive Officer (USA)                      Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Marjorie Magner                              President & Chief Operating Officer
Executive Officer (USA)                      Commercial Credit Company
                                             300 St. Paul Place
                                             Baltimore, Maryland 21202

Heidi G. Miller                              Senior Vice President & Chief
Executive Officer (USA)                      Financial Officer
                                             Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Joseph J. Plumeri II                         Vice Chairman
Executive Officer (USA)                      Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Charles O. Prince, III                       Executive Vice President, General
Executive Officer (USA)                       Counsel & Secretary
                                             Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Marc P. Weill                                Senior Vice President
Executive Officer (USA)                      Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Robert B. Willumstad                         Vice Chairman
Executive Officer (USA)                      Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

                                                                   February 1998

                                     ANNEX B

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 SB MOTEL CORP.

NAME, TITLE AND CITIZENSHIP                  PRINCIPAL OCCUPATION AND BUSINESS
                                             ADDRESS

David C. Fisher                              Managing Director
Treasurer (USA)                              Salomon Brothers Inc
                                             8800 Hidden River Parkway
                                             Tampa, Florida 33637

Matthew Levitan                              Managing Director
Secretary and Director (USA)                 Salomon Brothers Inc
                                             388 Greenwich Street
                                             New York, New York 10013

Deryck C. Maughan                            Vice Chairman
President and Director (Great Britain)       Travelers Group Inc.
                                             388 Greenwich Street
                                             New York, New York 10013

Saul M. Rosen                                Managing Director
Assistant Treasurer (USA)                    Salomon Brothers Inc
                                             388 Greenwich Street
                                             New York, New York 10013

Zachary Snow                                 Managing Director
Director (USA)                               Salomon Brothers Inc
                                             388 Greenwich Street
                                             New York, New York 10013

Jaime H. Taicher                             Vice President
Assistant Secretary (USA)                    Salomon Brothers Inc
                                             388 Greenwich Street
                                             New York, New York 10013

                                     ANNEX C

                  Set forth below are the purchases and sales of shares of Common Stock by a subsidiary of SSB Holdings from December 8, 1997 through the date hereof.

                             Number of          Number of
           Trade Date     Shares Purchased     Shares Sold     Price Per Share
-------------------------------------------------------------------------------

           12/16/97                                1,000          $4.3750
           12/29/97                                  200          $4.2500
                                                     500          $4.2500
                                                     200          $4.0625
                                                     400          $4.1250
                                                     300          $4.1875
                                                     300          $4.1875
                                                     200          $4.1875
                                                     200          $4.0625
                                                     300          $4.0625
                                                     300          $4.0625
                                                     300          $4.0625
                                                     200          $4.0625
                               300                                $4.4375
                                                     150          $4.1250
           12/30/97                                  800          $3.9375
                                                     300          $3.9375
                                                     200          $3.9375
                               300                                $4.0000
           12/31/97                                  200          $3.9375
                                                     100          $3.9375
                                                     200          $3.9375
                                                     200          $3.9375
                                                     300          $3.9375
                                                     200          $3.9375
                                                     200          $3.9375
                                                     150          $3.9375
                                                     200          $3.9375
             1/5/98                                  500          $4.1250